EXHIBIT 7.05

March 21, 2011

Halogen Limited
c/o Primavera Capital Management Ltd.
Suite 5801, Two International Finance Centre
8 Finance Street, Central, Hong Kong

Attn:	Jie Lian
Lawrence Wang

Re:	Equity Commitment Letter

Ladies and Gentlemen:

Reference is made to the Agreement and Plan of Merger, dated as of March 21, 2011 (as it may be amended from time to time, the “Merger Agreement”), by and among Halogen Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Halogen Mergersub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, all of the outstanding shares of which are owned by Parent (“Merger Sub”), and Chemspec International Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), pursuant to which, upon the terms and subject to the conditions set forth therein, Merger Sub will be merged with and into the Company (the “Merger”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Merger Agreement.

This letter agreement is one of two substantially identical equity commitment letters (such other letter, the “Other Equity Commitment”), with the other being made by Primavera Capital (Cayman) Fund I L.P. (the “Other Investor”), a limited partnership organized under the laws of the Cayman Islands, to Parent on the date of this letter agreement.

1. Commitment. This letter agreement confirms the commitment of the undersigned (the “Investor”), subject to the terms and conditions set forth herein, to subscribe for (or cause to be subscribed for) equity securities of Parent and to pay (or cause to be paid) to Parent in immediately available funds at or prior to the Effective Time an aggregate cash purchase price equal to $6,000,000 (such sum, the “Commitment”), which will be applied to (i) fund a portion of the Exchange Fund and any other amounts required to be paid pursuant to the Merger Agreement and (ii) pay related fees and expenses pursuant to the Merger Agreement. Notwithstanding anything to the contrary contained herein, the Investor shall not, under any circumstances, be obligated to contribute more than the Commitment to Parent. In the event Parent does not require the full amount of the Commitment in order to consummate the Merger, the amount to be funded under this letter agreement shall, unless otherwise agreed in writing by the Investor, be reduced by Parent to the level sufficient to fully fund the Exchange Fund.

2. Conditions. The obligation of the Investor to fund the Commitment shall be subject to (i) the execution and delivery of the Merger Agreement by the Company, (ii) the satisfaction or waiver of each of the conditions to Parent’s and Merger Sub’s obligations to effect the Closing set forth in Sections 7.1 and 7.2 of the Merger Agreement, (iii) the substantially simultaneous funding of (x) the Debt Financing in accordance with the terms and conditions of the Facility Agreement and (y) any Alternative Financing, if applicable, in accordance with the terms and conditions of the Alternative Financing Agreement, (iv) the substantially simultaneous closing of the contributions contemplated by the Other Equity Commitment, and (v) the substantially simultaneous effectiveness of the Merger in accordance with the terms of the Merger Agreement.

3. Limited Guaranty. Concurrently with the execution and delivery of this letter agreement, the Investor is executing and delivering to the Company a limited guaranty in favor of the Company with respect to certain obligations of Parent and Merger Sub under the Merger Agreement (the “Founder Guaranty”). Other than with respect to the Company’s rights described in Section 4 hereof and pursuant to clauses (ii) and (iii) of the first sentence of Section 8 hereof, the Company’s rights against Parent and Merger Sub pursuant to the Merger Agreement, and the Company’s right to assert any Retained Claim (as defined in the Founder Guaranty) against the Recourse Parties (as defined in the Founder Guaranty) against which such Retained Claim may be asserted in accordance with Section 10 of the Founder Guaranty, the Company’s remedies against the Investor under the Founder Guaranty shall be, and are intended to be, the sole and exclusive direct or indirect remedies available to the Company against the Investor or any other Recourse Party (against which a Retained Claim may be asserted pursuant to Section 10 of the Founder Guaranty) or any Non-Recourse Party (as defined in the Founder Guaranty) in respect of any liabilities or obligations arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby or the negotiation thereof, including in the event that Parent or Merger Sub breaches its obligations under the Merger Agreement, whether or not such breach is caused by the Investor’s breach of its obligations under this letter agreement.

4. Specific Performance; Remedies. The parties hereto acknowledge and agree that the Company would be irreparably damaged if the Investor does not satisfy its obligation to fund its Commitment pursuant to Section 1 hereof, monetary damages would be difficult to determine and that the Company would not have any adequate remedy at law. Accordingly, subject to the conditions described in Section 2 hereof and Section 9.13 of the Merger Agreement, (i) the Company shall be entitled to seek specific performance of the Investor’s obligations under Section 1 hereof, as well as temporary, preliminary and permanent injunctive relief to prevent breaches of such obligations without posting any bond or other undertaking and (ii) the Guarantor will not contest the appropriateness of specific performance as a remedy.

5. Termination. The obligation of the Investor to fund its Commitment will terminate automatically and immediately upon the earliest to occur of (i) the effectiveness of the Merger (at which time such obligation shall be discharged but subject to the performance of such obligation), (ii) the termination of the Merger Agreement in accordance with its terms (unless the Company shall have previously commenced a Dispute pursuant to Section 11 hereof, in which case this letter agreement shall terminate upon the final and conclusive and binding determination of such Dispute in accordance with Section 11 hereof and the satisfaction by the Investor of any obligations finally determined or agreed to be owed by the Investor, consistent with the terms hereof), (iii) the Company, or any of its Affiliates, having received the payment of all of the Parent Termination Fee (or such portion of the Parent Termination Fee as agreed among the parties thereto) pursuant to the Merger Agreement or the Guaranties, and (iv) the Company or any of its Affiliates, shareholders or agents asserting, in litigation or other proceedings, a claim against (a) the Investor or any other Recourse Party under or in connection with the Merger Agreement other than (1) claims by the Company under this letter agreement or (2) the Company asserting any Retained Claim against the Recourse Parties against which such Retained Claim may be asserted in accordance with Section 10 of the Founder Guaranty or (b) any Non-Recourse Party. Upon termination of this letter agreement, the Investor shall not have any further obligations or liabilities hereunder.

6. Assignment; No Modification; Entire Agreement. (a) The rights and obligations under this letter agreement may not be assigned by any party hereto without the prior written consent of the other party and any attempted assignment shall be null and void and of no force or effect. Notwithstanding the foregoing, the Investor may assign all or a portion of its obligations to fund its Commitment to one or more affiliated parties or sources of Alternative Financing, provided that no such assignment shall relieve the Investor of its obligations hereunder unless and to the extent that such Persons have subscribed for equity securities of Parent and paid the aggregate subscription amount therefor to Parent, and such amount is available to Parent, in immediately available funds, at the Effective Time.

(b) This letter agreement may not be amended, and no provision hereof waived or modified, except by an instrument signed by the Company and each of the parties hereto.

(c) Together with the Merger Agreement, the Guaranties, the Other Equity Commitment, the Facility Agreement, that certain letter agreement regarding the equity ownership percentage of Parent dated the date of this letter agreement by and among Dr. Jianhua Yang, Primavera SPV Ltd., Mr. Yunlong Yuan and Mr. Weinian Qi and the Confidentiality Agreement, this letter agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the Investor and any of its Affiliates, on the one hand, and Parent and any of its Affiliates (other than the Investor), on the other with respect to the subject matter hereof and thereof.

7. Third-Party Beneficiaries. This letter agreement shall be binding on, and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns; provided that (i) the Company is an express third-party beneficiary of this letter agreement, to the extent, and only to the extent, of the rights of the Company set forth in Sections 6(b) and 8 hereof and (ii) each of the Recourse Parties (other than the Investor) and the Non-Recourse Parties has relied on this letter agreement and accordingly is an express third-party beneficiary hereof. Except as provided in the immediately preceding sentence, nothing set forth in this letter agreement shall be construed to confer upon or give to any Person other than the parties hereto and their respective successors and permitted assigns any benefits, rights or remedies under or by reason of, or any rights to enforce or cause Parent to enforce, the Commitment or any provisions of this letter agreement.

8. Enforcement. This letter agreement may only be enforced (i) by Parent at the direction of the Investor in its sole discretion, (ii) by the Company pursuant to the Company’s right to seek specific performance of Parent’s obligation to enforce the Investor’s obligation to fund its Commitment in accordance with the terms hereof, but only in circumstances in which the Company would be permitted by Section 9.13 of the Merger Agreement to seek such specific performance or (iii) by the Company pursuant to Section 9.13 of the Merger Agreement and the terms and conditions hereof. Parent’s creditors shall have no right to enforce this letter agreement or to cause Parent to enforce this letter agreement.

9. Confidentiality. This letter agreement shall be treated as confidential and is being provided to Parent solely in connection with the Merger. This letter agreement may not be used, circulated, quoted or otherwise referred to in any document, except with the written consent of the Investor. Notwithstanding the foregoing, a copy of this letter agreement may be provided to the Company if the Company agrees to treat the letter agreement as confidential, except that the Company may disclose the existence and content of this letter agreement (i) to its Affiliates and Representatives who need to know the existence of this letter agreement and are subject to confidentiality obligations; (ii) to the extent required by applicable law and (iii) in connection with any litigation relating to the Merger, the Merger Agreement, and the transactions contemplated thereby as permitted by or provided in the Merger Agreement.

10. Governing Law. This letter agreement shall be governed by and construed under the laws of the State of New York, without giving effect to any choice of law or other conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

11. Arbitration.

(a) Any dispute, controversy or claim arising out of or relating to this letter agreement or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this letter agreement) (each a “Dispute”) shall be finally settled by arbitration.

(b) The place of arbitration shall be Singapore, and the arbitration shall be administered by the Singapore International Arbitration Centre (the “SIAC”) in accordance with the Arbitration Rules of the SIAC in force at the date of commencement of the arbitration (the “SIAC Rules”).

(c) The arbitration shall be decided by a tribunal of three (3) arbitrators, whose appointment shall be in accordance with the SIAC Rules.

(d) Arbitration proceedings (including but not limited to any arbitral award rendered) shall be in English.

(e) Subject to the agreement of the tribunal, any Dispute(s) which arise subsequent to the commencement of arbitration of any existing Dispute(s), shall be resolved by the tribunal already appointed to hear the existing Dispute(s).

(f) The award of the arbitration tribunal shall be final and conclusive and binding upon the parties as from the date rendered.

(g) Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets. For the purpose of the enforcement of an award, the parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

12. Counterparts. This letter agreement may be executed in counterparts and by facsimile, each of which, when so executed, shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

13. Warranties. The Investor hereby represents and warrants with respect to himself to Parent that (a) he has all requisite power and authority to execute, deliver and perform this letter agreement; (b) this letter agreement has been duly and validly executed and delivered by him and constitutes a valid and legally binding obligation of the Investor, enforceable against him in accordance with the terms of this letter agreement, subject to the Bankruptcy and Equity Exception; (c) all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Entity necessary for the due execution, delivery and performance of this letter agreement by the Investor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Entity is required in connection with the execution, delivery or performance of this letter agreement; and (g) the execution, delivery and performance by the Investor of this letter agreement do not (i) violate any applicable Law or judgment or (ii) result in any violation of, or default (with or without notice or lapse of time, or both under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of any benefit under, any Contract to which the Investor is a party.

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Very truly yours,

By:	/s/ Jianhua Yang
Name: Dr. Jianhua Yang

Signature Page to Founder Equity Funding Letter

Agreed to and acknowledged
as of the date first written above:

HALOGEN LIMITED

By:	/s/ Jianhua Yang
Name: Jianhua Yang
Title: Director

By:	/s/ Jie Lian
Name: Jie Lian
Title: Director

Signature Page to Founder Equity Funding Letter